  =======================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                --------------------------------------------


                                  FORM 8-A


                    FOR REGISTRATION OF CERTAIN CLASSES
              OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                       CHECKFREE HOLDINGS CORPORATION
           (Exact name of registrant as specified in its charter)


               Delaware                                     58-2360335
(State of incorporation or organization)        (I.R.S. Employer Identification No.)

                        4411 East Jones Bridge Road
                             Norcross, GA 33092
                      (Address, including zip code, of
                 Registrant's principal executive offices)



Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each Class                       Name of each Exchange on which
     to be so registered                       each class is to be registered
     ----------------------                    ------------------------------------------

         Preferred Stock Purchase Rights       NASDAQ National Market

Securities to be registered pursuant to Section 12(g) of the Act: None


  =======================================================================

Item 1.           Description of Registrant's Securities to be Registered.
---------------------------------------------------------------------------


         On December 16, 1997, the Board of Directors of CheckFree Holdings Corporation (the "Company") authorized and declared a dividend of one preferred stock purchase right (a "Right") for each share of common stock, par value $.01 per share, of the Company (the "Common Shares"). The dividend is payable on December 19, 1997 (the "Record Date") to the holders of record of Common Shares as of the close of business on such date.

         The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of a Rights Agreement (the "Rights Agreement") dated as of December 16, 1997, by and between the Company and The Fifth Third Bank as Rights Agent (the "Rights Agent").

         1.   Common Share Certificates Representing Rights

         Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares shall also represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

         2.   Distribution Date

         The "Distribution Date" is the earliest of (a) the tenth business day following the date of the first public announcement that any person (other than the Company or certain related entities, and with certain additional exceptions) has become the beneficial owner of 15% or more of the then outstanding Common Shares (such person is a "15% Stockholder" and the date of such public announcement is the "15% Ownership Date"), (b) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 15% Stockholder or
(c) the first date, on or after the 15% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock or assets of another person, or upon which 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business). In calculating the percentage of outstanding Common Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Common Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that such Common Shares issuable upon such exercise shall not be deemed outstanding for the purpose of calculating the percentage of Common Shares that are beneficially owned by any other person. Notwithstanding the foregoing, no person shall be deemed a "15% Stockholder" until such person becomes the beneficial owner of a percentage of the then outstanding Common Shares that is at least 1% more than the percentage of the outstanding Common Shares beneficially owned by such person on December 24, 1997. In addition, if, after December 24, 1997, any person becomes the beneficial owner of at least 15% of the then outstanding Common Shares as a result of any increase in the number of Common Shares issuable upon the exercise, exchange or conversion of outstanding securities, or any decrease in the number of outstanding Common Shares resulting from any stock repurchase plan or self tender offer of the Company, then such person shall not be deemed a "15% Stockholder" until such person thereafter acquires beneficial ownership of, in the aggregate, a number of additional Common Shares equal to 1% or more of the then outstanding Common Shares.

         Upon the close of business on the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued and the Rights shall become exercisable to purchase Preferred Shares as described in Section 5 below.

         3.   Issuance of Right Certificates

         As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

         4.   Expiration of Rights

         The Rights shall expire on December 16, 2007 unless earlier redeemed or exchanged, unless the Distribution Date has previously occurred and the Rights have separated from the Common Shares, in which case the Rights will remain outstanding for ten years.

         5.   Exercise of Rights

         Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a),
(b) or (c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by a 15% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 15% Stockholder shall be void.

               (a)  Right to Purchase Preferred Shares.

                    From and after the close of business on the Distribution
               Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares"), at an exercise price of $95 (Ninety-five dollars) (the "Exercise Price"). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock, whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon the exercise of Rights. The holder of a Preferred Share is entitled to receive when, as and if declared, the greater of (i) a preferential annual dividend of $1.00 per Preferred Share ($.01 per one one-hundredth of a Preferred Share); or (ii) cash and non-cash dividends in an amount equal to 100 times the dividends declared on each Common Share. In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment in an amount equal to the greater of (1) $1.00 per Preferred Share ($.01 per one one-hundredth of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares, or (2) an amount equal to 100 times the aggregate amount to be distributed per Common Share. Each Preferred Share has 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth of a Preferred Share should approximate the value of one Common Share; or (ii) cash and non-cash dividends in an amount equal to 100 times the dividends declared on each Common Share.

               (b)  Right to Purchase Common Shares of the Company.

                    From and after the close of business on the tenth business day following the 15% Ownership Date, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $95), Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate value as such Common Shares.

               (c)  Right to Purchase Common Stock of a Successor Corporation.

                    If, on or after the 15% Ownership Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $95), shares of common stock of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the Exercise Price.

         6.   Adjustments to Prevent Dilution

         The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%.

         7.   Cash Paid Instead of Issuing Fractional Securities

         No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

         8.   Redemption

         At any time prior to the earlier of (a) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 15% Stockholder, (b) the tenth business day after the 15% Ownership Date or (c) the first event of the type giving rise to exercise rights under Section 5(c) above, the Board of Directors may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"), and the Company shall so redeem the Rights; provided, however, that any redemption after there is a 15% Stockholder shall also require the approval of a majority of those directors of the Company who were directors prior to such date. Immediately upon such action by the Board of Directors (the date of such action is the "Redemption Date"), the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the Redemption Price.

         9.   Exchange

         At any time after the 15% Ownership Date and prior to the first date thereafter upon which a 15% Stockholder shall be the beneficial owner of 50% or more of the outstanding Common Shares, the Board of Directors may, at its option, direct the Company to exchange all, but not less than all, of the then outstanding Rights for Common Shares at an exchange ratio per Right equal to one Common Share per Right on such Date (the "Exchange Ratio"), and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares equal to the Exchange Ratio.

         10.  No Stockholder Rights Prior to Exercise

         Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

         11.  Amendment of Rights Agreement

         The Board of Directors may, from time to time, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (a) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 15% Stockholder,
(b) the 15% Ownership Date, (c) the first event of the type giving rise to exercise rights under Section 5(c) above, or (d) the Redemption Date, the Rights Agreement shall not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 15% Stockholder; and provided further that from and after the first date upon which there shall exist a 15% Stockholder, the Rights Agreement shall not be supplemented or amended in any manner without the approval of a majority of the Company's directors who were directors prior to such date.

Item 2.   Exhibits
--------------------------------------------------------------------------------


         Attached hereto as an exhibit and incorporated herein by reference is the Rights Agreement dated as of December 16, 1997, by and between the Company and The Fifth Third Bank, as Rights Agent, and which includes as Exhibit A thereto the form of Certificate of Incorporation, including the designation of Series A Junior Participating Cumulative Preferred Stock, as Exhibit B thereto the form of Right Certificate and as Exhibit C thereto the Summary of Rights.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed by on its behalf by the undersigned, thereto duly authorized.

                                       CHECKFREE HOLDINGS CORPORATION



                                       By:  /s/ Peter J. Kight
                                          ----------------------------------------------
                                             Peter J. Kight
                                             Chairman of the Board, President and Chief
                                             Executive Officer

Dated: December 16, 1997

                                  EXHIBIT INDEX

EXHIBIT NO.


         4.1 Rights Agreement dated as of December 16, 1997 by and between the Company and The Fifth Third Bank, as Rights Agent, and which includes as Exhibit A thereto the form of Certificate of Incorporation, including the designation of Series A Junior Participating Cumulative Preferred Stock, as Exhibit B thereto the form of Right Certificate and as Exhibit C thereto the Summary of Rights.